MAIL STOP 3561

December 12, 2005

Mr. George Metrakos
Chief Executive Officer and Chairman
OSK Capital II Corp.
1080 Beaver Hall
Suite 1555
Montreal, Quebec H2Z 1S8
Canada

> **Re: OSK Capital II Corp.**
> **Form 8-K/A**
> **Filed September 7, 2005**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2005**
> **Filed August 30, 2005**
> **File No. 000-28793**

Dear Mr. Metrakos:

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed September 7, 2005

General

1. Please tell us and revise to disclose whether you will retain TeliPhone's September 30 year-end or adopt a calendar year-end. We note that you filed a "NT 10-Q" for September 30, please explain to us the nature of this document. If

you continue to have a September 30 year-end, your Form 10KSB is not due until the end of December; however, if you have changed your year-end, that fact must be disclosed and your September 30 Form 10QSB is long overdue and should be filed immediately.

Exhibit 99.1 – Consolidated Financial Statements

2. We understand that Teliphone's year-end for periods prior to the merger was September 30. Accordingly, revise the Form 8-K to file an audited balance sheet as of September 30, 2004 and audited statements of operations, cash flows and stockholders' equity for the years ended September 30, 2003 and 2004, or for a shorter period if TeliPhone was not in existence for the entire two-year period. Disclosure in the Item 4.02 Form 8-K and amended Form 10QSB for the nine months ended September 30, 2004 filed by United American Corporation, parent of TeliPhone, on September 7, 2005 and October 20, 2005, respectively, indicates that TeliPhone was incorporated in Canada in 2004 and suggests that TeliPhone generated some revenue during 2004 . Provide also an interim unaudited balance sheet as of March 31, 2005 and statements of operations and cash flows for the six months ended March 31, 2005 and 2004, as applicable. Refer to the requirements of Item 310(c) of Regulation S-B. Please file these financial statements as part of the 8-K instead of as exhibits thereto.

Form 10-QSB for the Period Ended June 30, 2005

Interim Financial Statements

Statements of Operations, page 3

3. We note that you continue to present cumulative financial information from inception. If TeliPhone is a development stage company, the cumulative column should begin with TeliPhone's inception date, not OSK Capital. Please revise.

4. You disclosed in the pro forma financial statements the existence of $10,000 of transaction costs. Please note that in a recapitalization, costs of the transaction may be charged directly to equity only to the extent of the premerger cash balance of the shell, any excess amount of transaction costs should be treated as a cost of operations. Please revise the historical financial statements as necessary.

5. When a merger is accounted for as a reverse acquisition (recapitalization), the accounting acquirer's results of operations for periods prior to the merger become the historical results of operations of the combined entity. Revise to present TeliPhone's results of operation for the three and nine months ended June 30, 2004 or disclose the reasons why this information is not required.

Statements of Cash Flows, page 4

6. We note you present your increase in cash attributed to investing activities on a net basis as a "variation in assets." Also your changes in certain debt instruments are also presented simply as a "variation." Please revise your statement of cash flows to present cash inflows and outflows from investing and financing activities on a gross basis (e.g. proceeds from sale of capital assets, purchase of capital assets, proceeds from loan from parent company, payments on loan from parent company) where required by SFAS 95. Any non-cash investing or financing activities should be excluded from the body of the statement of cash flows and disclosed in a separate schedule as contemplated by paragraph 32 of SFAS 95.

Notes to Financial Statements

General

7. Provide a note that discloses the merger, date of consummation, consideration issued and received and the method of accounting for the merger. Your disclosure should state that the merger was accounted for as a recapitalization of TeliPhone, the results of operations for periods prior to the merger are those of TeliPhone, TeliPhone's accumulated deficit was brought forward, and TeliPhone's historical stockholder's equity prior to the merger was retroactively restated for the equivalent number of shares received in the merger. Be sure that your accounting actually reflects this description.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Joseph I. Emas, Attorney at Law